SCHEDULE 13D

                               (RULE 13D-101)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
             Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                            TRANSMONTAIGNE INC.
------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  89393410
         ---------------------------------------------------------
                               (CUSIP Number)

                                             With a copy to:
     Jeffrey A. Welikson, Esq.              David Golay, Esq.
             Secretary               Fried, Frank, Harris, Shriver &
   Lehman Brothers Holdings Inc.                Jacobson
    399 Park Avenue, 11th Floor            One New York Plaza
        New York, NY 10022              New York, New York 10004
          (212) 526-0858                     (212) 859-8000

   (Name, Address and Telephone Number of Persons Authorized to Receive
                        Notices and Communications)


                                See Item 5
------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
CUSIP NO.  89393410                                          PAGE 2 OF 7 PAGES

1    NAME OF REPORTING PERSON        Lehman Brothers Holdings Inc.
     S.S. OR I.R.S. IDENTIFICATION   13-3216325
     NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A                         (a)  [ ]
     MEMBER OF A GROUP                                      (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

                               OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                               DELAWARE

 NUMBER OF  7   SOLE VOTING POWER
  SHARES
                4,039,422 shares of Common Stock

BENEFICIALLY8   SHARED VOTING POWER
 OWNED BY
                -0-

   EACH     9   SOLE DISPOSITIVE POWER
 REPORTING

                4,039,422 shares of Common Stock

  PERSON    10  SHARED DISPOSITIVE POWER
   WITH
                -0-

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            4,039,422 shares of Common Stock

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                       [ ]

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.5%

14          TYPE OF REPORTING PERSON

            HC/CO

                                SCHEDULE 13D
CUSIP NO.  89393410                                          PAGE 3 OF 7 PAGES

1    NAME OF REPORTING PERSON        Lehman Brothers Inc.
     S.S. OR I.R.S. IDENTIFICATION   13-2518466
     NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A                         (a)  [ ]
     MEMBER OF A GROUP                                      (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

                               OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                               DELAWARE

 NUMBER OF  7   SOLE VOTING POWER
  SHARES
                4,039,422 shares of Common Stock

BENEFICIALLY8   SHARED VOTING POWER
 OWNED BY
                -0-

   EACH     9   SOLE DISPOSITIVE POWER
 REPORTING

                4,039,422 shares of Common Stock

  PERSON    10  SHARED DISPOSITIVE POWER
   WITH
                -0-

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            4,039,422 shares of Common Stock

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                       [ ]

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.5%

14          TYPE OF REPORTING PERSON

            HC/CO

                                SCHEDULE 13D
CUSIP NO.  89393410                                          PAGE 4 OF 7 PAGES

1    NAME OF REPORTING PERSON        LB I Group Inc.
     S.S. OR I.R.S. IDENTIFICATION   13-2741778
     NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A                         (a)  [ ]
     MEMBER OF A GROUP                                      (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

                               OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                               DELAWARE

 NUMBER OF  7   SOLE VOTING POWER
  SHARES
                4,035,758 shares of Common Stock

BENEFICIALLY8   SHARED VOTING POWER
 OWNED BY
                -0-

   EACH     9   SOLE DISPOSITIVE POWER
 REPORTING

                4,035,758 shares of Common Stock

  PERSON    10  SHARED DISPOSITIVE POWER
   WITH
                -0-

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            4,035,758 shares of Common Stock

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                       [ ]

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.4%

14          TYPE OF REPORTING PERSON

            HC/CO

     This Amendment No. 1 to the Schedule 13D (this "Amendment") is filed by the Reporting Persons as an amendment to the initial statement on
Schedule 13D (the "Original Schedule 13D") as filed with the Securities and Exchange Commission on October 17, 2003. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

     No change except as described below.

     The names, residence or business addresses, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

ITEM 4. PURPOSE OF TRANSACTION

     No change except as described below.

     LBI owned 2,020  shares of Common Stock as of the date of the original
Schedule 13D that were inadvertently not reported therein. See Appendix B for a list of transactions in the Common Stock by the Reporting Persons since the date of the original Schedule 13D. As of the date hereof, the Reporting Persons continue to beneficially own 26,636 shares of Series B Convertible Preferred Stock ("Preferred Stock") and 3,664 shares of Common Stock. The shares of Preferred Stock are convertible into 4,035,758 shares of Common Stock at a conversion price of $6.60 per share of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     No change except as described below.

     (a) According to the Company's quarterly report filed with the Securities and Exchange Commission on May 6, 2005, there were 43,459,487 outstanding shares of Common Stock as of May 2, 2005. As of the date hereof, the Reporting Persons continue to beneficially own 26,636 shares of the Preferred Stock. The shares of Preferred Stock are convertible into 4,035,758 shares of Common Stock at a conversion price of $6.60 per share of Common Stock. LB I Group is the direct beneficial owner of the Preferred Stock. LBI is the direct beneficial owner of 3,664 shares of Common Stock and may be deemed to be indirect owner of the Preferred Stock. Holdings may be deemed to be an indirect owner of both the Preferred Stock and Common Stock.

     To the best knowledge of the Reporting Persons, none of the persons listed on Appendix A (i) beneficially owns any Common Stock (other than in his capacity as an executive officer or director of such corporations) or
(ii) has the right to acquire any Common Stock.

     (c) See Appendix B for a list of transactions in the Common Stock by the Reporting Persons since the date of the original Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No change except as described below.

     On July 1, 2004, David J. Butters, LB I Group's designee to the board of directors of the Company (the "Board"), resigned as a member of the Board effective immediately.

                                 SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 2005

                              LEHMAN BROTHERS HOLDINGS INC.


                              By:/s/  Barrett S. DiPaolo
                                 ---------------------------
                                 Name: Barrett S. DiPaolo
                                 Title:  Vice President

                              LEHMAN BROTHERS INC.


                              By:/s/  Barrett S. DiPaolo
                                 ---------------------------
                                 Name:  Barrett S. DiPaolo
                                 Title:  Senior Vice President

                              LB I GROUP INC.


                              By: /s/  Barrett S. DiPaolo
                                 ---------------------------
                                  Name:  Barrett S. DiPaolo
                                  Title: Authorized Signatory

                                 APPENDIX A

                       LEHMAN BROTHERS HOLDINGS INC.

                             BOARD OF DIRECTORS

NAME / TITLE                        BUSINESS ADDRESS
------------                        ----------------

MICHAEL L. AINSLIE                  Lehman Brothers Holdings Inc.
Private Investor and former         745 Seventh Avenue
President and Chief Executive       New York, New York 10019
Officer of Sotheby's Holdings

JOHN F. AKERS                       Lehman Brothers Holdings Inc.
Retired Chairman of                 745 Seventh Avenue
International Business Machines     New York, New York 10019
Corporation

ROGER S. BERLIND                    Lehman Brothers Holdings Inc.
Theatrical Producer                 745 Seventh Avenue
                                    New York, New York 10019

THOMAS H. CRUIKSHANK                Lehman Brothers Holdings Inc.
Retired Chairman and Chief          745 Seventh Avenue
Executive Officer of Halliburton    New York, New York 10019
Company

MARSHA JOHNSON EVANS                Lehman Brothers Holdings Inc.
President of American Red Cross     745 Seventh Avenue
                                    New York, New York 10019

RICHARD S. FULD, JR.                Lehman Brothers Holdings Inc.
Chairman and Chief Executive        745 Seventh Avenue
Officer of                          New York, New York 10019
Lehman Brothers Holdings Inc.

SIR CHRISTOPHER GENT                Lehman Brothers Holdings Inc.
Non-Executive Chairman of           745 Seventh Avenue
GlaxoSmithKline Plc                 New York, New York 10019

HENRY KAUFMAN                       Lehman Brothers Holdings Inc.
President of Henry Kaufman &        745 Seventh Avenue
Company, Inc.                       New York, New York 10019

JOHN D. MACOMBER                    Lehman Brothers Holdings Inc.
Principal of JDM Investment Group   745 Seventh Avenue
                                    New York, New York 10019

DINA MERRILL                        Lehman Brothers Holdings Inc.
Director and Vice                   745 Seventh Avenue
Chairman of RKO Pictures, Inc. and  New York, New York 10019
Actress

All of the above individuals are citizens of the United States, except for Sir Christopher Gent, who is a citizen of the United
Kingdom.

                       LEHMAN BROTHERS HOLDINGS INC.

                             EXECUTIVE OFFICERS

NAME / TITLE                        BUSINESS ADDRESS
------------                        ----------------

RICHARD S. FULD, JR.                Lehman Brothers Holdings Inc.
Chairman and Chief Executive        745 Seventh Avenue
Officer                             New York, New York 10019
of Lehman Brothers Holdings Inc.

JONATHAN E. BEYMAN                  Lehman Brothers Holdings Inc.
Chief of Operations and Technology  745 Seventh Avenue
                                    New York, New York 10019

DAVID GOLDFARB                      Lehman Brothers Holdings Inc.
Chief Administrative Officer        745 Seventh Avenue
                                    New York, New York 10019

JOSEPH M. GREGORY                   Lehman Brothers Holdings Inc.
President and Chief Operating       745 Seventh Avenue
Officer                             New York, New York 10019

CHRISTOPHER O'MEARA                 Lehman Brothers Holdings Inc.
Chief Financial Officer and         745 Seventh Avenue
Controller                          New York, New York 10019

THOMAS A. RUSSO                     Lehman Brothers Holdings Inc.
Chief Legal Officer                 745 Seventh Avenue
                                    New York, New York 10019

All of the above individuals are citizens of the United States.

                            LEHMAN BROTHERS INC.

                             BOARD OF DIRECTORS

NAME / TITLE                        BUSINESS ADDRESS
------------                        ----------------

HOWARD L. CLARK, JR.                Lehman Brothers Holdings Inc.
Vice Chairman                       745 Seventh Avenue
                                    New York, New York 10019

THOMAS H. CRUIKSHANK                Lehman Brothers Holdings Inc.
Retired Chairman and Chief          745 Seventh Avenue
Executive Officer of                New York, New York 10019
Halliburton Company

FREDERICK FRANK                     Lehman Brothers Holdings Inc.
Vice Chairman                       745 Seventh Avenue
                                    New York, New York 10019

RICHARD S. FULD, JR.                Lehman Brothers Holdings Inc.
Chairman and Chief Executive        745 Seventh Avenue
Officer of Lehman Brothers          New York, New York 10019
Holdings Inc.

HARVEY M. KRUEGER                   Lehman Brothers Holdings Inc.
Vice Chairman                       745 Seventh Avenue
                                    New York, New York 10019

All of the above individuals are citizens of the United States

                            LEHMAN BROTHERS INC.

                             EXECUTIVE OFFICERS

NAME / TITLE                        BUSINESS ADDRESS
------------                        ----------------

RICHARD S. FULD, JR.                Lehman Brothers Holdings Inc.
Chairman and Chief Executive        745 Seventh Avenue
Officer                             New York, New York 10019

DAVID GOLDFARB                      Lehman Brothers Holdings Inc.
Chief Administrative Officer        745 Seventh Avenue
                                    New York, New York 10019

JOSEPH M. GREGORY                   Lehman Brothers Holdings Inc.
President and Chief Operating       745 Seventh Avenue
Officer                             New York, New York 10019

JONATHAN E. BEYMAN                  Lehman Brothers Holdings Inc.
Chief of Operations and Technology  745 Seventh Avenue
                                    New York, New York 10019

CHRISTOPHER O'MEARA                 Lehman Brothers Holdings Inc.
Chief Financial Officer and         745 Seventh Avenue
Controller                          New York, New York 10019

THOMAS A. RUSSO                     Lehman Brothers Holdings Inc.
Chief Legal Officer                 745 Seventh Avenue
                                    New York, New York 10019

All of the above individuals are citizens of the United States.

                              LB I GROUP INC.

                             BOARD OF DIRECTORS

NAME / TITLE                        BUSINESS ADDRESS
------------                        ----------------

EDWARD S. GRIEB                     Lehman Brothers Holdings Inc.
Director                            745 Seventh Avenue
                                    New York, New York 10019

CHRISTOPHER O'MEARA                 Lehman Brothers Holdings Inc.
Director                            745 Seventh Avenue
                                    New York, New York 10019

All of the above individuals are citizens of the United States.

                              LB I GROUP INC.

                             EXECUTIVE OFFICERS

NAME / TITLE                        BUSINESS ADDRESS
------------                        ----------------

DEXTER E. SENFT                     Lehman Brothers Holdings Inc.
Managing Director                   745 Seventh Avenue
                                    New York, New York 10019

MICHAEL I. BRILL                    Lehman Brothers Holdings Inc.
Managing Director                   745 Seventh Avenue
                                    New York, New York 10019

THOMAS BANAHAN                      Lehman Brothers Holdings Inc.
Managing Director                   745 Seventh Avenue
                                    New York, New York 10019

EDWARD B. MCGEOUGH                  Lehman Brothers Holdings Inc.
Managing Director                   745 Seventh Avenue
                                    New York, New York 10019

BRIAN P. WADE                       Lehman Brothers Holdings Inc.
Managing Director                   745 Seventh Avenue
                                    New York, New York 10019

JARETT WAIT                         Lehman Brothers Holdings Inc.
Managing Director                   745 Seventh Avenue
                                    New York, New York 10019

ALAN WASKOWITZ                      Lehman Brothers Holdings Inc.
Managing Director                   745 Seventh Avenue
                                    New York, New York 10019

JEFFREY S. WECKER                   Lehman Brothers Holdings Inc.
Managing Director                   745 Seventh Avenue
                                    New York, New York 10019

STEVEN L. BERKENFELD                Lehman Brothers Holdings Inc.
Managing Director                   745 Seventh Avenue
                                    New York, New York 10019

THOMAS E. BERNARD                   Lehman Brothers Holdings Inc.
Managing Director                   745 Seventh Avenue
                                    New York, New York 10019

MICHAEL S. CASTLEMAN                Lehman Brothers Holdings Inc.
Managing Director                   745 Seventh Avenue
                                    New York, New York 10019

JAMES R. EMMERT                     Lehman Brothers Holdings Inc.
Managing Director                   745 Seventh Avenue
                                    New York, New York 10019

EDWARD S. GRIEB                     Lehman Brothers Holdings Inc.
Managing Director                   745 Seventh Avenue
                                    New York, New York 10019

ROBERT G. HEDLUND III               Lehman Brothers Holdings Inc.
Managing Director                   745 Seventh Avenue
                                    New York, New York 10019

RUTH E. HOROWITZ                    Lehman Brothers Holdings Inc.
Managing Director                   745 Seventh Avenue
                                    New York, New York 10019

WILLIAM J. HUGHES                   Lehman Brothers Holdings Inc.
Managing Director                   745 Seventh Avenue
                                    New York, New York 10019

ALEX KIRK                           Lehman Brothers Holdings Inc.
Managing Director                   745 Seventh Avenue
                                    New York, New York 10019

HENRY KLEIN                         Lehman Brothers Holdings Inc.
Managing Director                   745 Seventh Avenue
                                    New York, New York 10019

WILLIAM E. LIGHTEN                  Lehman Brothers Holdings Inc.
Managing Director                   745 Seventh Avenue
                                    New York, New York 10019

KURT A. LOCHER                      Lehman Brothers Holdings Inc.
Managing Director                   745 Seventh Avenue
                                    New York, New York 10019

RAYMOND C. MIKULICH                 Lehman Brothers Holdings Inc.
Managing Director                   745 Seventh Avenue
                                    New York, New York 10019

MICHAEL J. ODRICH                   Lehman Brothers Holdings Inc.
Managing Director                   745 Seventh Avenue
                                    New York, New York 10019

ROBERT D. REDMOND                   Lehman Brothers Holdings Inc.
Managing Director                   745 Seventh Avenue
                                    New York, New York 10019

JAMES P. SEERY                      Lehman Brothers Holdings Inc.
Managing Director                   745 Seventh Avenue
                                    New York, New York 10019

MARK A. WALSH                       Lehman Brothers Holdings Inc.
Managing Director                   745 Seventh Avenue
                                    New York, New York 10019

MURAT ERKURT                        Lehman Brothers Holdings Inc.
Senior Vice President               745 Seventh Avenue
                                    New York, New York 10019

ANTHONY F. FELELLA                  Lehman Brothers Holdings Inc.
Senior Vice President               745 Seventh Avenue
                                    New York, New York 10019

GERARD J. FOX                       Lehman Brothers Holdings Inc.
Senior Vice President               745 Seventh Avenue
                                    New York, New York 10019

KEVIN R. GENIRS                     Lehman Brothers Holdings Inc.
Senior Vice President               745 Seventh Avenue
                                    New York, New York 10019

FRED E. STEINBERG                   Lehman Brothers Holdings Inc.
Senior Vice President               745 Seventh Avenue
                                    New York, New York 10019

All of the above individuals are citizens of the United States.

                                 APPENDIX B

                                TRANSACTIONS

THE IDENTITY

OF THE PERSON

  COVERED BY                  THE AMOUNT                  WHERE AND
ITEM 5(C) WHO                     OF        THE PRICE      HOW THE
 EFFECTED THE   THE DATE OF   SECURITIES    PER SHARE    TRANSACTION
 TRANSACTION.  TRANSACTION.    INVOLVED.     OR UNIT    WAS EFFECTED.

LBI            3/12/2004               592 $     5.76   Sold

LBI            4/6/2004              1,157       6.35   Sold

LBI            8/4/2004              1,155       6.14   Acquired

                                                        Converted
                                                        2,640 shares
                                                        of Preferred
                                                        Stock to
                                                        400,000
                                                        shares of
LB I Group     4/8/2005            400,000       6.600  Common Stock

LB I Group     4/8/2005             32,500       8.150  Sold

LB I Group     5/25/2005             4,200       8.151  Sold

LB I Group     5/27/2005           152,200       8.173  Sold

LB I Group     5/31/2005            85,500       8.299  Sold

LB I Group     6/1/2005            125,600       8.411  Sold

                                                        Converted
                                                        3,300 shares
                                                        of Preferred
                                                        Stock to
                                                        500,000
                                                        shares of
LB I Group     6/3/2005            500,000       6.600  Common Stock

LB I Group     6/3/2005            100,000       9.002  Sold

LB I Group     6/6/2005            100,000       9.030  Sold

LB I Group     6/7/2005             58,600       9.025  Sold

LB I Group     6/8/2005            200,000       9.033  Sold

LB I Group     6/9/2005             41,400       9.049  Sold